FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 18 September 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Purchase of 49 per cent of the capital of Elysées Fonds - Connected Transaction

A subsidiary of HSBC Holdings plc has agreed to acquire 49 per cent of the capital of Elysées Fonds for 14 million euros (HK$122.4 million). Elysées Fonds is an asset management entity specialising in employee savings business.

Elysées Gestion, a wholly owned subsidiary of CCF S.A., which is a 99.99 per cent subsidiary of HSBC Holdings plc, has agreed to acquire 49 per cent of the share capital of Elysées Fonds from Médéric-Prévoyance ("Médéric") and URRPIMMEC ("Malakoff"), French health and provident insurance institutions, for 14 million euros (HK$122.4 million).

This transaction is conditional upon, and will be completed at the same time as, a disposal of part of the business of Elysées Fonds to Médéric and Malakoff for a consideration of 2.25 million euros (HK$19.7 million). The business as a whole was acquired in 1997.

Elysées Gestion currently owns 51 per cent of Elysées Fonds. Médéric and Malakoff own 49 per cent of Elysées Fonds through a 50/50 joint venture Prévoyance et Epargne Salariale, but do not have any other connected relationships with HSBC.

The consideration of 2.25 million euros (HK$19.7 million) in respect of the disposal of part of the business of Elysées Fonds to Médéric and Malakoff is within the de minimis exemption under Rule 14.24(5) of the Listing Rules.

As the total consideration amount (being 14 million euros (HK$122.4 million)) is within the de minimis exemption in respect of connected transactions under Rule 14.25(1) of the Listing Rules, details of the purchase of 49 per cent of Elysées Fonds will be included in the Company's next published annual report and accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 16 September 2003

Completion date: Completion is expected at the end of December 2003 but is subject to French regulatory approval.

Vendors: Médéric and Malakoff.

Purchaser: Elysées Gestion.

Assets to be acquired: 49 per cent of the share capital of Elysées Fonds.

Consideration: 14 million euros for 49 per cent of Elysées Fonds; 2.25 million euros for disposal of part of the business of Elysées Fonds. The consideration was agreed on an arms length basis based on P/E and discounted cashflow method and on normal commercial terms.

Payment terms: Payment will be made in cash on completion.

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

18 September 2003

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 17, 2003